Via Facsimile and U.S. Mail
Mail Stop 6010

October 17, 2007

Terren S. Peizer
Chief Executive Officer
Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025

Re: Hythiam, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006 - Filed March 15, 2007
Form 10-Q for the Period Ended March 31, 2007 - Filed May 9, 2007
File No. 001-31932

Dear Mr. Peizer:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief